UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MRI Interventions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55347P209

(CUSIP Number)

Mark E. Boulding

Executive Vice President and Chief Legal Officer

PTC Therapeutics, Inc.

100 Corporate Court

South Plainfield, NJ 07080

(908) 222-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55347P209

1.	Names of Reporting Persons PTC Therapeutics, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,956,990 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,956,990 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,956,990 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.27% (1)(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

This number represents the sum of (i) 1,290,323 shares of the Issuer’s common stock (“Common Stock”) currently held by the reporting person (“PTC”) and (ii) 1,666,667 shares of Common Stock, which represents the maximum number of shares of Common Stock that could be issued to PTC in connection with the conversion of a senior secured convertible note having a principal amount of $10,000,000 (the “PTC Note”), subject to adjustment as provided in the PTC Note.

(2)

Based on 17,118,752 shares of the Issuer’s common stock calculated based on (i) 15,452,085 shares of the Issuer’s common stock outstanding as of January 28, 2020, as provided by the Issuer, and (ii) 1,666,667 shares of Common Stock, which represents the maximum number of shares of Common Stock that could be issued to PTC in connection with the conversion of the PTC Note, subject to adjustment as provided in the PTC Note.

Item 1.   Security and Issuer.

This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2019 (together, this “Schedule 13D”). This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of MRI Interventions, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5 Musick, Irvine, California 92618.

Item 3.   Source and Amounts of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended as follows:

PTC purchased the PTC Note on January 29, 2020 pursuant to a Securities Purchase Agreement dated as of January 11, 2020 (the “Securities Purchase Agreement”) among the Issuer, PTC, the other investor party thereto (together with PTC, the “Investors”) and Petrichor Opportunities Fund I LP, as collateral agent (the “Collateral Agent”), whereby the Issuer initially issued an aggregate principal amount of $17,500,000 of floating rate senior secured convertible notes to the Investors, as amended by the First Omnibus Amendment to Securities Purchase Agreement and Senior Secured Convertible Notes (the “Amendment” and, together with the Securities Purchase Agreement, the “Amended Securities Purchase Agreement”) among the Issuer, the Investors and the Collateral Agent. The PTC Note is currently convertible into 1,666,667 shares of Common Stock. The form of the PTC Note was filed as Exhibit 4.1 and the Securities Purchase Agreement was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 13, 2020. The Amendment was filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2020.

The source of funds for the purchase of the PTC Note was working capital of PTC.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended as follows:

The information contained in Item 3 above is incorporated herein by reference.

All shares of Common Stock reported acquired by PTC in this Schedule 13D were acquired for the purpose of investment.

The Amended Securities Purchase Agreement provides that at any time or times after January 29, 2020, PTC may convert the PTC Note into shares of Common Stock; provided that PTC may not convert the PTC Note if after giving effect to such conversion PTC together with the other Attribution Parties (as defined in the PTC Note) would beneficially own in excess of 19.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. The number of shares of Common Stock that could be issued to PTC in connection with such conversion is determined by dividing (a) the sum of (i) the portion of the Principal (as defined the PTC Note) to be converted, (ii) all accrued and unpaid Interest (as defined in the PTC Note) with respect to such portion of the Principal amount, and (iii) accrued and unpaid Late Charges (as defined in the PTC Note) with respect to such portion of such Principal and such Interest, if any by (b) $6.00, subject to adjustment as provided in the PTC Note.

The Amended Securities Purchase Agreement also provides PTC with the right to participate in a Subsequent Financing (as defined in the Amended Securities Purchase Agreement) by the Issuer at any time prior to the later of January 29, 2022 and the date as of which PTC beneficially owns less than 500,000 shares of Common Stock up to an amount of such Subsequent Financing equal to the greater of such portion of the Subsequent Financing that is equal to the number of shares of Common Stock deemed to be beneficially owned by PTC immediately prior to the closing of the Subsequent Financing, divided by the total number of shares of Common Stock outstanding (including any shares of Common Stock issuable upon conversion or exercise of outstanding Common Stock equivalents deemed to be beneficially owned by PTC and included in the numerator) immediately prior to the closing of the Subsequent Financing or 10.5% of the Subsequent Financing, pursuant to the terms of the Amended Securities Purchase Agreement.

In addition, the Amended Securities Purchase Agreement provides PTC with certain registration rights, including the right to require the Issuer to register with the SEC all or a portion of PTC’s Registrable Securities (as defined in the Amended Securities Purchase Agreement) at any time after the earlier of January 29, 2022 and the date the board of directors of the Issuer does not contain an individual designated by PTC (the “Board Termination Date”) and piggyback rights with respect to registration statements and underwritten offerings of the Issuer, pursuant to the terms of the Amended Securities Purchase Agreement.

PTC from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, PTC will take such actions in the future as PTC may deem appropriate in light of the circumstances existing from time to time. If PTC believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market, in privately negotiated transactions or pursuant to the Subsequent Financing. Similarly, depending on market and other factors, PTC may determine to dispose of some or all of the shares of Common Stock currently owned by PTC or otherwise acquired by PTC either in the open market, in privately negotiated transactions, in a Subsequent Financing or upon conversion of the PTC Note.

Except as described above, PTC does not currently have any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)           As of the date of this Schedule 13D, PTC beneficially owned 2,956,990 shares of Common Stock, including 1,666,667 shares of Common Stock representing the maximum number of shares of Common Stock that could be issued to PTC in connection with the conversion of the PTC Note, subject to adjustment as provided in the PTC Note. Based on 17,118,752 shares of Common Stock calculated based on (i) 15,452,085 shares of Common Stock outstanding as of January 28, 2020, as provided by the Issuer, and (ii) 1,666,667 shares of Common Stock that could be issued to PTC in connection with the conversion of the PTC Note, the shares of Common Stock beneficially owned by PTC constitute 17.27% of the outstanding shares of Common Stock.

(b)           PTC has sole voting power and dispositive power with respect to all shares of Common Stock that it beneficially owns.

(c)           The information contained in Item 3 above is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among PTC and any other person or entities with respect to any securities of the Issuer, except for the following:

The Amended Securities Purchase Agreement entered into by PTC pursuant to which PTC purchased the PTC Note on January 29, 2020. The Amended Securities Purchase Agreement also provides PTC with the right to participate in a Subsequent Financing (as defined in the Amended Securities Purchase Agreement) by the Issuer at any time prior to the later of January 29, 2022 and the date as of which PTC beneficially owns less than 500,000 shares of Common Stock in an amount of such Subsequent Financing equal to up the greater of such portion of the Subsequent Financing that is equal to the number of shares of Common Stock deemed to be beneficially owned by PTC immediately prior to the closing of the Subsequent Financing, divided by the total number of shares of Common Stock outstanding (including any shares of Common Stock issuable upon conversion or exercise of outstanding Common Stock equivalents deemed to be beneficially owned by PTC and included in the numerator) immediately prior to the closing of the Subsequent Financing or 10.5% of the Subsequent Financing, pursuant to the terms of the Amended Securities Purchase Agreement. In addition, the Amended Securities Purchase Agreement provides PTC with certain registration rights, including the right to require the Issuer to register with the SEC all or a portion of PTC’s Registrable Securities (as defined in the Amended Securities Purchase Agreement) at any time after the earlier of January 29, 2022 and the Board Termination Date and piggyback rights with respect to registration statements and underwritten offerings of the Issuer, pursuant to the terms of the Amended Securities Purchase Agreement.

In connection with the transaction described above, PTC and the other investor agreed that any floating rate senior secured convertible notes, issuable to the other investor in subsequent closings, will be subordinated to the PTC Note.

The information contained in Items 3 and 4 above are incorporated herein by reference.

The descriptions contained in this Statement on Schedule 13D of the PTC Note, Securities Purchase Agreement and Amendment are summaries only and qualified in their entirety by the actual terms of such agreements, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7.   Material to be Filed as Exhibits.

Exhibit Number	Description

4.1	Form of Senior Secured Convertible Note (First Closing) (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by MRI Interventions, Inc. on January 13, 2020).
10.1

Securities Purchase Agreement, dated January 11, 2020, by and among MRI Interventions, Inc., each investor identified on the signature pages thereto, and Petrichor Opportunities Fund I LP, as collateral agent (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MRI Interventions, Inc. on January 13, 2020).

10.2

First Omnibus Amendment to Securities Purchase Agreement and Senior Secured Promissory Notes, dated January 29, 2020, by and among MRI Interventions, Inc., PTC Therapeutics, Inc., and Petrichor Opportunities Fund I LP (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MRI Interventions, Inc. on January 29, 2020).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2020	PTC Therapeutics, Inc.

	By:	/s/ Mark E. Boulding
	Name:	Mark E. Boulding
	Title:	Executive Vice President and Chief Legal Officer